

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2012

<u>Via E-mail</u>
Anne H. Lloyd
Chief Financial Officer
Martin Marietta Materials, Inc.
2710 Wycliff Road
Raleigh, North Carolina 27607-3033

> **Re:** **Martin Marietta Materials, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-12744**

Dear Ms. Lloyd:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Management's Discussion and Analysis</u>

<u>Impairment Review of Goodwill, page 70</u>

1.   With regard to your impairment review of goodwill, please address the following:

- We note you have identified 5 reporting units. It appears to us that the results of the South Central reporting unit are included in the Southeast Group reportable segment. Please tell us why you believe it is appropriate to include Illinois, Kentucky and Louisiana in such reporting unit when these states appear to be included in other reportable segments (as disclosed in page 37).
- Tell us how the divestiture of the River District operations was factored in your impairment review.

- We note in your fourth quarter conference call you mentioned that you do not expect improvement in your Southeast Group reportable segment. We note you performed a qualitative assessment of your Southeast reporting unit. With regard to such assessment, please provide us with the factors considered in your qualitative analysis as of October 1, 2011. Also, ensure to include (i) the results of your step 1 testing at October 1, 2010 and (ii) how the impact of the highway funding legislation was factored into your current year qualitative analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining